April 19, 2018

Neil Kumar
Chief Executive Officer
Eidos Therapeutics, Inc.
101 Montgomery Street, Suite 2550
San Francisco, CA 94104

       Re: Eidos Therapeutics, Inc.
           Draft Registration Statement on Form S-1
           Submitted March 23, 2018
           CIK No. 0001731831

Dear Mr. Kumar:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted on March 23, 2018

Prospectus Summary
Mechanism of disease and therapeutic approach, page 1

1. We note your references to AG10 as being "safe," and having a "favorable safety profile."
       Please revise your disclosure here and throughout your prospectus (e.g., on pages 89 and
       93), to remove your characterization of AG10 as safe, as a determination of whether a product candidate is safe is solely within the authority of the U.S. Food and Drug
       Administration and comparable regulatory bodies. We will not object to statements that
       AG10 was well tolerated or information about the number of treatment related serious
 Neil Kumar
FirstName LastNameNeil Kumar
Eidos Therapeutics, Inc.
Comapany NameEidos Therapeutics, Inc.
April 19, 2018
June 16, 2017 Page 2
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FirstName LastName
         adverse events, but you should not state or imply that your product candidate is safe.
2. Please clarify the meaning of any scientific or technical terms the first time they are used in order to ensure that lay readers will understand the disclosure. For example, please briefly explain what you mean by tetramer, monomer, rescue mutation, homotetramer and dimer.
3. We note your disclosure that "the binding of AG10 to TTR creates strong molecular bonds at the same locations as seen in the rescue mutation," "AG10 can completely stabilize plasma TTR at a well-tolerated dose," "AG10 is expected to be efficacious across all three major forms of ATTR," and your references to AG10 as a "potent" stabilizer which has demonstrated "100% TTR stabilization," as well as similar statements throughout your prospectus. As your product candidate has not received approval from the U.S. Food and
         Drug Administration (FDA), it is premature and inappropriate to state conclusions regarding the efficacy of AG10 for your target indications. Please revise your disclosures throughout your prospectus to remove all statements that present your conclusions regarding the efficacy of your product candidate. You may present a balanced summary of the data from the clinical trials in the Business section but not your conclusion that the data demonstrates efficacy. Please limit your summary discussion of your results to whether the candidate met primary end points, the description of primary endpoints, and disclosure of any serious adverse effects.
         Additionally, please balance your disclosure to explain that your clinical development of
         AG10 to date has involved a limited number of subjects and that similar results may not be observed in larger, later stage trials, and that your comparative research with tafamidis was based on a synthesized version of the compound and may not be indicative of the relative efficacy as compared to the commercially-available version. Implications of Being an Emerging Growth Company, page 4

4. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Risks Associated with our Business, page 4

5. Please expand your disclosure in the penultimate bullet to highlight conflicts of interest that may arise from all of your officers and certain directors holding positions and having affiliations with BridgeBio Pharma LLC, clarify that BridgeBio will continue to be a controlling stockholder after the transaction and include the percentage of outstanding shares of common stock it will hold. Please make corresponding revisions to the risk factor on page 42.
 Neil Kumar
FirstName LastNameNeil Kumar
Eidos Therapeutics, Inc.
Comapany NameEidos Therapeutics, Inc.
April 19, 2018
June 16, 2017 Page 3
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FirstName LastName
Risk Factors
Our future success depends on our ability to retain key employees. . ., page 41

6. Please revise your risk factor to specify the percentage of time you expect Dr. Kumar and Ms. Siu to devote to your business, and make corresponding revisions to the seventh bullet in your summary risks section on page 4. To the extent that Dr. Fox and Dr. Sinha are expected to devote less than 100% of their time to you, please also provide similar disclosure.
Use of Proceeds, page 58

7. Please revise your disclosure to disclose the amount of proceeds to be allocated among each of the specified uses and indicate how far the proceeds of the offering will allow you to proceed with the development of AG10. Please also identify the amount of other funds needed to reach regulatory approval and commercialization of your product candidate.
         Refer to Instruction 3 to Item 504 of Regulation S-K.
Critical accounting polices and estimates
Stock-based compensation , page 71

8. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
Business
AG10--our differentiated solution for the treatment of ATTR, page 84

9. Please revise your disclosure to briefly explain the abbreviated terms "Cmin" and "Cmax"
         in the graphic on page 88, and "DMSO" in the graphics on pages 94, 95 and 97.
10. Please revise your descriptions of your Phase 1 and planned Phase 2 trials to describe the primary and secondary endpoints in terms of their objective data points, and the results observed in the Phase 1 trial.
11. Please expand the narrative disclosure to the graphic on page 89 to explain the significance of the hazard ratio, and revise the graphic to clearly identify the number of test subjects and applicable follow up periods.
Ongoing Phase 2 clincial trial of AG10, page 93

12. Please expand your disclosure to include the number of subjects enrolled or planned to be enrolled, and the dosage to be used.
 Neil Kumar
FirstName LastNameNeil Kumar
Eidos Therapeutics, Inc.
Comapany NameEidos Therapeutics, Inc.
April 19, 2018
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June 16, 2017 Page 4
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Preclinical data for AG10 in ATTR, page 93

13. Please expand your disclosure to indicate the dates on which you conducted the preclinical studies for AG10 and tell us whether the results shown represent results that were achieved consistently in the preclinical studies. Please also explain whether the preclinical studies were powered for statistical significance. Intellectual property, page 99

14. Please expand your disclosure regarding your patent portfolio for AG10 to also disclose the foreign jurisdictions for which you have pending or issued patents.
Our material agreements
License agreement with the Board of Trustees of the Leland Stanford Junior University, page
101

15. Please expand your discussion to quantify the value of the shares of common stock issued to Stanford University at the time of the issuance, discuss the anti-dilution and participation rights provisions, and disclose the term of the agreement.
Management
Executive officers and directors, page 116

16. Please expand the biographical information for Christine Siu to include the positions she currently holds, or is expected to hold, at BridgeBiopharma LLC or its subsidiaries, as referenced on page 42.
Principal stockholders, page 137

17. Please update the table to reflect information as of the most recent practicable date. See
         Item 403(a) and (b) of Regulation S-K.
General

18. Please provide us proofs of all graphics, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.
         Please note that we may have comments regarding this material.
 Neil Kumar
Eidos Therapeutics, Inc.
April 19, 2018
Page 5

       You may contact Sasha Parikh at (202) 551-3627 or Kevin Vaughn at (202) 551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at (202) 551-5019 or Dorrie Yale at (202) 551-8776 with any other questions.


FirstName LastNameNeil Kumar
                                                          Division of
Corporation Finance
Comapany NameEidos Therapeutics, Inc.
                                                          Office of Healthcare
& Insurance
June 16, 2017 Page 5
cc: Maggie Wong, Esq.
FirstName LastName